Exhibit 99.3

United Utilities PLC

Consolidation and reclassification of A Shares

6 July 2005

United Utilities PLC today announces that it has applied to the UK Listing Authority and to the London Stock Exchange for admission to listing and to trading of 309,286,997 New Ordinary Shares of £1 each resulting from the consolidation and reclassification of all the 618,573,994 A Shares of 50 pence each currently in issue. The consolidation and reclassification will take effect from the end of 6 July 2005. Trading in the A Shares will therefore cease as of the close of business on 6 July 2005. The New Ordinary Shares are expected to be admitted to the Official List and to trading on the London Stock Exchange on 7 July 2005.

Immediately following the consolidation and reclassification of the A Shares, the Company’s issued and fully paid share capital will be 872,265,575 Ordinary Shares of £1 each.

For further information please contact:

United Utilities PLC
Tim Rayner, Company Secretary	01925 237071
Darren Jameson, Investor Relations Manager	01925 237033
Evelyn Brodie, Head of Corporate and Financial Communications	020 7307 0309

United Utilities' ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol “UU”.